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05040494

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Gateway Center 3, 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2005 WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

TLH 3/24

OATH OR AFFIRMATION

I, ______Michael McQuade____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Prudential Investment Management Services LLC____, as of __________December 31________________, 20____04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael McQuade

Signature

____________Chief Financial Officer and Comptroller_______

Title

Notary Public

JOSEFA F. SALINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 28, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2004

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2005

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2004

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 21,135
Cash segregated under federal regulations	37,550
Distribution fees, service fees and commissions receivable	14,236
Management and administrative fees receivable	6,928
Receivable from customers	5,554
Receivable from broker-dealer and clearing organizations	3,019
Income taxes receivable from parent	51,280
Prepaid and other assets	1,750
Total Assets	$ 141,452
Liabilities and Member's Equity	
Liabilities	
Payable to brokers-dealers and clearing organizations	$ 24,673
Accounts payable, accrued expenses and other liabilities	7,253
Payable to customers	1,154
Deferred income taxes	22,872
Total Liabilities	55,952
Commitments and contingent liabilities (Note 5)	
Member's Equity	
Contributed capital	59,042
Undistributed earnings	26,458
Total Member's Equity	85,500
Total Liabilities and Member's Equity	$ 141,452

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is a distributor of certain variable annuity products issued by Prudential companies and the exclusive distributor of the domestic Jennison Dryden and Strategic Partners fund families mutual fund shares ("Domestic Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company has an agreement with its direct parent, PIFM Holdco, Inc, ("PHI") to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans").

On July 1, 2003, Prudential completed the combination of its retail brokerage and clearing operations ("PSI") with Wachovia Corporation to form a joint venture, Wachovia Prudential Financial Advisors, LLC ("Wachovia PFA"). The joint venture conducts its operations through Wachovia Securities, LLC ("Wachovia"). In connection with the joint venture, the Company engaged in two new business activities in 2004. The Company was designated as the clearing broker successor to Charles Schwab, Inc. in connection with Wachovia's Fund Source mutual fund wrap fee program ("Program"). In addition, Wachovia made a business decision to cease acting as the Company's clearing broker, wherein the Company acted as the introducing broker for Prudential retirement plan platform ("Retirement Platform") mutual fund trades of certain DC Plans. Accordingly, the Company applied for and was granted NASD approval to self-clear Retirement Platform DC Plans mutual fund trades. Both of these activities resulted in the Company becoming subject to the Securities and Exchange Commission Customer Protection Rule (SEC Rule 15c3-3), for the first time.

In its role as the clearing broker for the Program, the Company receives batched mutual fund buy and sell orders on a daily basis from Wachovia's fully disclosed clearing broker, First Clearing Corporation. The Company consolidates these orders and submits single buy and sell orders to participating mutual fund companies ("Funds") through National Securities Clearing Corporation's ("NSCC") Fund/Serv program. The Company acts as the omnibus account holder to the Funds, and also provides sub-accounting and other administrative services to the Funds. The Company commenced these clearing activities in June of 2004.

(dollars in thousands)

In its role as a self-clearing broker for the Retirement Platform DC Plans mutual funds business, the Company receives mutual fund buy and sell orders daily from DC Plans, and processes such orders with the Funds that are offered to DC Plans through the Retirement Platform. The Company commenced these clearing activities in October of 2004.

As more fully described in Note 3, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statement may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at commercial banks, and shares of a money market mutual fund sponsored by a Prudential company. Cash of $37,550 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Money market mutual funds are stated at cost, which approximates market value.

Payable to broker-dealers and clearing organizations includes $17,056 related to service and finders fees of which $4,421 is payable to Prudential Retirement Services, $5,554 due to NSCC for unsettled mutual fund trades and $2,063 in miscellaneous payables. Receivable from broker-dealers and clearing organizations represents amounts related to unsettled mutual fund trades. Receivables from customers and payables to customers represent unsettled mutual fund trades related to the Retirement Platform.

3. Related Party Transactions

As of December 31, 2004, $9,206 of the distribution fees, service fees and commissions receivable are amounts due from the Domestic Funds and the offshore Prumerica mutual funds. $6,011 of the payable to broker-dealers and clearing organizations represents amounts due to Prudential companies in connection with the distribution of Domestic Funds shares. $7,026 of the accounts payable, accrued expenses and other liabilities are amounts payable to Prudential companies.

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment. The cost of these services are allocated to the Company pursuant to service agreements with Prudential companies.

Cash and cash equivalents of $21,135 includes $19,550 which represents 19,550 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor.

(dollars in thousands)

Pursuant to an interim service agreement, dated as of July 1, 2003, between Prudential and Wachovia PFA, the Company receives various services from Wachovia PFA including trade execution, clearing and settlement services, the use of systems and equipment, programmer and analyst services and mail operation services.

On January 29, 2004, the Company and PSI entered into an acceptance, waiver and consent agreement with the NASD in connection with the sale of variable annuities. The Companies' total settlement was $11,500 on a joint and several bases. Pursuant to agreements with affiliates, the Company agreed to absorb $1,000 of the settlement.

4. Subordinated Borrowings

The Company has three revolving subordinated loan agreements with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $350,000, $40,000 and $60,000. These agreements expire in 2005, 2008 and 2014, respectively. Borrowings under these agreements are subordinated to the claims of general creditors and have been approved by the NASD for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. During the year, and at December 31, 2004, there were no loans outstanding under these agreements.

5. Commitments and Contingent Liabilities

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

The Company has received formal requests for information from certain regulators and government authorities in connection with issues relating to the "late trading" and "market timing" activities affecting mutual funds, and in some cases, variable annuities. The Company is cooperating with all such inquiries and is conducting its own internal review.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss is remote.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. In connection with the Company's entering into the mutual funds clearing business in 2004, the Company applied for and received approval from the SEC to change to the alternative method of computing net capital, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. This change became

(dollars in thousands)

effective in June 2004. At December 31, 2004, the Company had net capital of $4,006 which was 53 percent of aggregate debit balances and $3,756 in excess of its required net capital.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2004 the Company computed the reserve requirement for customers and was required to segregate $14,238 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2004 the amount held on deposit in the special reserve bank account was $37,550.

7. Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential. PHI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Prior to November 30, 2004, the Company followed a tax allocation agreement (the "Old Agreement") under which federal income tax expense or benefit was determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. Current and deferred tax provisions are settled as contributions to capital. Deferred tax assets or liabilities were not recorded on the Company's separate financial statements.

The Company accounted for its tax provisions and settled current and deferred taxes in accordance with the Old Agreement for the period from January 1, 2004 through November 30, 2004.

Effective December 1, 2004, the Company executed a new tax sharing agreement with PHI (the "New Agreement"). The New Agreement does not change the method by which the current and deferred tax provisions are determined. However, it requires cash settlement of current tax provisions on a quarterly basis. In addition, deferred tax assets and liabilities are recorded on the Company's separate financial statements. The net tax asset, which was attributable to the Company but was not historically recorded on the Company's financial statements was contributed to the Company by PHI.

For the month of December 2004, the Company followed the New Agreement to account for its tax provisions and settle current and deferred taxes. Upon adoption of the New Agreement, the Company has recognized a capital contribution by PHI of a current income tax receivable of $53,172 related to a tax refund receivable approved by the Internal Revenue Service (the"Service") which was net of a deferred tax liability of $23,480.

Deferred liabilities at December 31, 2004 resulted from Distributor Commissions of $22,872.